Manulife Financial Corporation Third Quarter Report to Shareholders	Q3
For the Quarter Ended September 30, 2006

Financial Highlights

Financial Highlights

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)
	2006	2005	% Change

Net income	$969	$747	30
Net income (loss) attributed to participating policyholders	(6)	1	-
Net income attributed to shareholders	$975	$746	31
Preferred share dividends	(7)	(4)	-
Net income available to common shareholders	$968	$742	30

Premiums and deposits:
Life and health insurance premiums	$3,629	$3,803	(5)
Annuity and pension premiums	1,049	1,117	(6)
Segregated funds deposits	7,705	8,224	(6)
Mutual fund deposits	2,177	1,856	17
ASO premium equivalents	533	512	4
Other fund deposits	208	258	(19)
Total premiums and deposits	$15,301	$15,770	(3)

Funds under management:
General fund	$163,041	$164,010	(1)
Segregated funds	153,863	131,848	17
Mutual funds	36,994	33,829	9
Other funds	26,830	29,754	(10)
Total funds under management	$380,728	$359,441	6

			% of Total	% of Total
Capitalization:			2006	2005
Long-term debt	$2,472	$2,460	9	9
Liabilities for preferred shares and capital instruments	1,886	1,916	7	7
Non-controlling interest in subsidiaries	207	200	1	1
Equity
Participating policyholders' equity	134	165	-	1
Shareholders' equity
Preferred shares	638	344	2	1
Common shares	14,211	14,485	50	52
Contributed surplus	85	92	-	-
Retained earnings and currency translation account	8,914	8,280	31	29
Total capital	$28,547	$27,942	100	100

Selected key performance measures:
Basic earnings per common share	$$0.62	$$0.47
Diluted earnings per common share	$$0.62	$$0.46
Return on common shareholders' equity (annualized)	16.6%	12.7%
Book value per common share	$15.01	$14.41
Common shares outstanding (in millions)
End of period	1,546	1,586
Weighted average - basic	1,551	1,593
Weighted average - diluted	1,566	1,608

Message To Shareholders

Manulife Financial Corporation reports record third quarter earnings of $975 million

Total funds under management reach record of $381 billion

Manulife Financial Corporation reported record shareholders’ net income of $975 million for the third quarter of 2006, and earnings per share of $0.62. Return on common shareholders’ equity was 16.6% for the quarter.

Shareholders’ earnings of $975 million were up 31 per cent over reported earnings last year and earnings per share increased by 32 per cent. In 2005, the net impact of Hurricane Katrina and a tax related gain in Japan reduced earnings by $133 million. Excluding these items, growth in earnings per share would have been 14 per cent and return on common shareholders’ equity would have improved by 170 basis points over the same quarter last year.

Third quarter financial results included strong earnings and growth in assets across all of our operating divisions this quarter. Manulife’s businesses also continued to develop and launch new and innovative products in the marketplace, building on our leading market positions.

Total funds under management were $381 billion as at September 30, 2006, an increase of six per cent or $21 billion from one year ago, and a record level for the Company. Excluding the $4.9 billion of scheduled maturities of John Hancock Fixed institutional products and the $13 billion negative impact of currency movements, growth in total funds under management would have been 11 per cent.

Third quarter earnings benefited from overall favourable claims, investment related gains and continued growth of our in-force business. The negative impact of currency movements over the year and a charge related to a pre-merger John Hancock tax assessment dampened growth to some extent.

Premiums and deposits for the third quarter totaled $15.3 billion, slightly below the levels reported one year ago. Excluding the impact of currency movements over the year, premiums and deposits would have been $16.2 billion, up three per cent from one year ago.

OPERATING HIGHLIGHTS

United States

• John Hancock continued to expand its product offerings with the launch of several new products and programs:

-
John Hancock Long Term Care introduced an innovative new product with industry-first benefits geared to the needs of baby boomers. Called ‘Leading Edge,’ the product offers new features that reduce the expense and complexity of buying long-term care insurance and provides built-in, compound inflation protection linked to the Consumer Price Index. The product was launched early in the fourth quarter of 2006.

-
John Hancock Variable Annuities expanded its range of retirement income solutions by adding two new versions of its popular Principal Plus For Life (PPFL) rider. The new riders are designed to help clients address specific retirement needs and concerns, such as capturing potential market gains every year over the next decade, or lifetime income for a surviving spouse dependent on the income stream from the variable annuity. The new riders were made available for sale on October 16, 2006. Also, in the third quarter, the business enhanced its Dollar Cost Averaging program which is designed for investors who prefer to ease gradually into a variable annuity investment instead of investing an amount all at once.

-
John Hancock’s College Savings Plan offerings were expanded to include three new Lifestyle portfolios, a fund offering that has been very successful within John Hancock Variable Annuities and John Hancock Retirement Planning Services segments.

-
John Hancock Life introduced its latest universal life products, Performance UL and Performance Survivorship UL. These new products are designed for clients seeking low cost death benefit coverage with the potential to accumulate cash value. With the launch of these Performance products, John Hancock Life has a complete portfolio of competitive universal products to meet every client need.

•
John Hancock Financial Services announced the launch of a major advertising campaign that builds on the strength of the John Hancock brand and its trusted heritage. The campaign speaks to enabling consumers to deliver on the promises they have made for their future and highlights the full range of John Hancock branded investments and insurance products.

Canada

•
The Canadian Division continued to develop and launch new and innovative products. A particular highlight was the announced launch of ‘IncomePlus’, the first offering in the Guaranteed Minimum Withdrawal Benefit (GMWB) category to be marketed in Canada. The product is modeled after the Company’s U.S. variable annuity product, a product which has seen tremendous growth in recent years. Sales of IncomePlus officially commenced on October 23, 2006. The division also introduced ‘ClearSource,’ a new U.S. group benefits solution for Canadian clients, and added four new funds, including three global mandates, to its lineup of funds.

•
Manulife’s Individual Wealth Management and Group Savings and Retirement Solutions (GSRS) businesses outsourced its Fund Administration services for its over Cdn$28 billion portfolio of funds in Canada. The move is intended to improve reporting capabilities, reduce operating costs and support future growth in the Canadian marketplace.

•
Group Savings and Retirement Solutions added Rogers Communications Inc. to its list of clients within the quarter. Recent strong sales reflect an increasing proportion of larger retirement plans. As well, growing success in this market segment has contributed significantly to the growth in our market share of defined contribution sales.

•
Manulife Bank announced it will expand its Canadian banking operations to Halifax with long-term plans to employ 150 people in Halifax over the next five years. Currently, the Bank has more than $7 billion in assets under management, reflecting rapid growth in its Manulife One mortgage product, investment loans and other competitive bank accounts.

Asia and Japan

•
Manulife continued to grow its operations in China and commenced operations of three new sales offices in the third quarter. The new offices included Wuxi (Jiangsu province), Chengdu (Sichuan province) and Wenzhou (Zhejiang province). In the last twelve months, Manulife-Sinochem has opened offices in eight cities spanning four provinces, and by the end of 2006 will have also established new market entry into Shandong Province.

•
Manulife Japan launched its first product aimed at the corporate marketplace. The new product, called “Prosperity Increasing Term Life Insurance,” was developed to meet a broad range of needs from financial protection to providing funds for businesses. The product is being sold nationwide through the company’s network of professional agents.

•
Manulife completed its purchase of The Pramerica Life Insurance Company, Inc. (“Pramerica Life”) in the Philippines from Prudential International Insurance Holdings, Ltd. The acquisition highlights Manulife’s continued commitment to the Philippines, where the company has grown to become a top five life insurer based on total premium income, according to information compiled by the Insurance Institute for Asia and the Pacific (IIAP).

Corporate

•
The Company also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.20 per share on the common shares of the Company, an increase of 14 per cent, payable on and after December 19, 2006 to shareholders of record at the close of business on November 15, 2006.

Dominic D’Alessandro
President and Chief Executive Officer

Key Performance Measures

Shareholders’ Net Income (Canadian $ in millions, unaudited)	Diluted Earnings per Common Share (Canadian $, unaudited)	Return on Common Shareholders’ Equity (annualized %, unaudited)

Premiums and Deposits (Canadian $ in millions, unaudited)	Funds Under Management (Canadian $ in billions, unaudited)	Capital (Canadian $ in millions, unaudited)

Management’s Discussion and Analysis

Financial Highlights
(unaudited)

	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (C$ millions)	975	960	746
Diluted Earnings per Common Share (C$)	0.62	0.60	0.46
Return on Common Shareholders’ Equity (%, annualized)	16.6	16.3	12.7
Premiums & Deposits (C$ millions)	15,301	15,877	15,770
Funds under Management (C$ billions)	380.7	369.7	359.4
Capital (C$ billions)	28.5	28.3	27.9

Net Income
Manulife Financial Corporation shareholders’ net income for the third quarter of 2006 was $975 million, up 31 per cent from $746 million reported a year earlier. The third quarter of 2005 included $198 million of Property and Casualty Reinsurance net losses related to Hurricane Katrina and a $65 million gain on the recognition of future tax assets in Japan. The $60 million negative impact of the strengthened Canadian dollar and the unfavourable resolution of a John Hancock pre-merger tax assessment ($36 million) both reduced earnings for the quarter. However, these reductions were more than offset by investment related gains, higher fee income related to the growth in funds under management in the wealth management businesses and favourable claims experience in the life insurance businesses. Year-to-date shareholders’ net income was $2,891 million compared to $2,386 million in 2005.

Diluted Earnings per Share and Return on Common Shareholders’ Equity
Third quarter diluted earnings per common share of $0.62 grew by 35 per cent from $0.46 in 2005 and return on common shareholders’ equity for the three months ended September 30, 2006 was 16.6 per cent compared to 12.7 per cent in 2005.

Premiums and Deposits
Premiums and deposits for the quarter were $15.3 billion, down three per cent from $15.8 billion reported a year earlier. On a constant currency basis, premiums and deposits were higher than a year earlier. While premiums and deposits have grown substantially in most of our business lines, there has been a decline in certain wealth businesses in part due to the suspension of certain products.

Funds under Management
Funds under management grew by six per cent, or $21.3 billion, to $380.7 billion as at September 30, 2006 from $359.4 billion as at September 30, 2005, primarily due to sales in wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by the $12.8 billion negative impact of a strengthened Canadian dollar and the $4.9 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital
Total capital was $28.5 billion as at September 30, 2006, up $0.6 billion from $27.9 billion as at September 30, 2005. Net income in the past twelve months, $300 million of preferred shares issued on January 3, 2006 and the net effect of debt redemptions and new issues in the first quarter were partially offset by shareholders’ dividends of $1,088 million, the repurchase of 48 million shares for $1,709 million and charges of $806 million to the currency translation account due to the strengthened Canadian dollar over the last twelve months.

Performance by Division

U.S. Insurance

	Quarterly Results
Canadian dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	169	127	144
Premiums & Deposits (millions)	1,614	1,579	1,680
Funds under Management (billions)	57.7	56.3	56.5

	Quarterly Results
U.S. dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	151	113	119
Premiums & Deposits (millions)	1,439	1,410	1,399
Funds under Management (billions)	51.7	50.5	48.6

U.S. Insurance shareholders’ net income for the third quarter of 2006 was $169 million compared to $144 million reported a year earlier. The increase in earnings was largely due to favourable investment results including the impact of stronger equity markets; improved new business margins and favourable mortality experience in the life business; and in-force growth in the long term care business. These increases were partially offset by unfavourable long term care claims experience and the impact of a stronger Canadian dollar. Year-to-date shareholders’ net income was $454 million, compared to $436 million in 2005.

Premiums and deposits for the quarter of $1.6 billion were slightly lower than the $1.7 billion reported in the third quarter of 2005. On a U.S. dollar basis, premiums and deposits increased by three per cent. Increased sales and in-force business growth in John Hancock Long Term Care, as well as higher universal life first year and renewal premiums resulting from strong sales in recent quarters, were partially offset by lower renewal premiums of participating policyholder life insurance products.

Funds under management were $57.7 billion as at September 30, 2006 compared to $56.5 billion as at September 30, 2005. On a U.S. dollar basis, funds under management increased by six per cent due to business growth and equity market performance over the last twelve months.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	280	301	199
Premiums & Deposits (millions)	8,756	8,585	8,284
Funds under Management (billions)	179.8	173.1	169.4

	Quarterly Results
U.S. dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	250	268	166
Premiums & Deposits (millions)	7,809	7,654	6,896
Funds under Management (billions)	161.2	155.3	145.9

U.S. Wealth Management shareholders’ net income for the third quarter of 2006 was $280 million, up 41 per cent from $199 million reported in the prior year. The increase was principally due to favourable investment results in the current quarter compared to a decline in value of private equity holdings that arose a year ago and due to fee income on higher average assets in JH Variable Annuities (VA) and JH Retirement Plan Services (RPS). These increases were partially offset by the negative impact of a strengthened Canadian dollar. Year-to-date shareholders’ net income was $836 million compared to $652 million reported in 2005.

Premiums and deposits were $8.8 billion, up six per cent or $0.5 billion from $8.3 billion reported in the third quarter of 2005. On a U.S. dollar basis, premiums and deposits were up 13 per cent. The growth was attributable to the impact of new sales and higher recurring deposits from the growing block of in-force participants in RPS and higher sales of open-end retail funds in the mutual fund business, reflecting sales success from both expanded distribution and the late 2005 launch of the Lifestyle Funds. Deposits include U.S.$0.6 billion related to the John Hancock staff 401(k) pension plan. Premiums and deposits were down in VA and in the JH Fixed business where there was a large sale in the third quarter of 2005.

Funds under management were $179.8 billion as at September 30, 2006, an increase of six per cent over the $169.4 billion reported a year ago. This growth was the result of continued strong net policyholder cash flows in RPS and VA and the cumulative effect of favourable equity market performance over the last twelve months. These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the JH Fixed business and by the negative impact of the stronger Canadian dollar.

Canadian Division

	Quarterly Results
Canadian dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	229	267	235
Premiums & Deposits (millions)	3,076	3,268	3,347
Funds under Management (billions)	73.2	71.4	66.7

Canadian Division shareholders’ net income for the third quarter of 2006 was $229 million, three per cent less than the $235 million reported in the third quarter of 2005. The decrease was primarily attributable to the impact of a lower increase in equity market returns on segregated fund guarantee reserves and poor claims experience in Group Benefits as compared to positive experience a year ago. Mostly offsetting these decreases were favourable claims experience in Individual Insurance and income earned from growth in segregated fund assets and Manulife Bank. Year-to-date shareholders’ net income was $734 million, up 20 per cent from $610 million reported for the same period last year.

Premiums and deposits for the quarter were $3.1 billion, down eight per cent from $3.3 billion reported in the third quarter of 2005. Strong sales in Group Savings and Retirement Solutions were more than offset by declines in Individual Wealth Management’s segregated fund and mutual fund sales. Segregated funds sales were unusually high in 2005 reflecting the imminent withdrawal of a key product from Individual Wealth Management’s product portfolio. Sales have been lower in 2006 as the distribution force awaited the release of a new segregated fund product featuring a guaranteed minimum withdrawal benefit that was launched in October 2006. The division continues to review the competitiveness of its mutual fund offerings and four new funds were launched late in the third quarter.

Funds under management grew by ten per cent or $6.5 billion to $73.2 billion as at September 30, 2006 from $66.7 billion as at September 30, 2005. The increase was driven by growth in segregated fund assets reflecting positive client cash flows and favourable investment returns over the past year, as well as strong growth in Manulife Bank’s lending and deposit products.

Asia and Japan Division

	Quarterly Results
Canadian dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	182	199	213
Premiums & Deposits (millions)	1,611	2,211	2,058
Funds under Management (billions)	33.9	33.0	30.0

	Quarterly Results
U.S. dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	161	178	177
Premiums & Deposits (millions)	1,438	1,972	1,712
Funds under Management (billions)	30.4	29.6	25.9

Asia and Japan Division shareholders’ net income for the third quarter of 2006 was $182 million, down $31 million from $213 million reported a year earlier. Excluding the non-recurring $65 million release of tax provisions in Japan in the third quarter of 2005, earnings increased by $34 million. This increase was largely driven by fee income on the growth of funds under management in Japan variable annuities and Hong Kong pension and wealth management businesses; the impact of positive equity market performance on universal variable life results across Asia; as well as a shift in the mix of product sales in Hong Kong. These increases were partially offset by the impact of the stronger Canadian dollar. Year-to-date shareholders’ net income was $543 million compared to $504 million in 2005.

Premiums and deposits were $1.6 billion, down 22 per cent from $2.1 billion in the third quarter of 2005. Growth in Hong Kong wealth management products and Singapore’s investment products were more than offset by the decreases from the temporary suspension of the sale of a variable annuity product in Japan pending clarification of its tax treatment and lower mutual fund deposits in Indonesia.

Funds under management grew by 13 per cent, or $3.9 billion, to $33.9 billion as at September 30, 2006 from $30.0 billion as at September 30, 2005. Sales over the last twelve months in the Japan variable annuities, Hong Kong pension and wealth management businesses, as well as the positive impact of rising equity markets contributed to the year-over-year growth. These increases were partially offset by maturities and lapses in Japan’s Daihyaku block and the impact of the stronger Canadian dollar.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (Loss) (millions)	86	48	(151)
Premiums (millions)	244	234	401

	Quarterly Results
U.S. dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (Loss) (millions)	76	43	(127)
Premiums (millions)	218	208	334

Reinsurance Division’s net income for the third quarter of 2006 was $86 million, up $237 million from a loss of $151 million reported a year earlier. The third quarter of 2005 included $198 million of Property and Casualty Reinsurance net losses related to Hurricane Katrina. Excluding these losses, earnings increased by $39 million due to favourable claims experience, especially in Life Reinsurance. Year-to-date shareholders’ net income was $226 million compared to a loss of $79 million in 2005.

Premiums for the quarter were $244 million, compared to $401 million reported in the third quarter of 2005. The decrease was primarily due to non-recurring reinstatement premiums in Property and Casualty Reinsurance on contracts impacted by Hurricane Katrina in the third quarter of 2005.

Corporate & Other

	Quarterly Results
Canadian dollars	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	29	18	106

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which primarily consists of contracts in dispute.

Corporate and Other shareholders’ net income for the third quarter of 2006 was $29 million, down 73 per cent compared to $106 million reported a year earlier. The decrease was primarily due to lower investment income on assets backing capital compared to the unusually strong investment results in 2005, as well as the unfavourable resolution of a John Hancock pre-merger tax assessment in the amount of $36 million. Strong credit experience partially offset these items. Year-to-date shareholders’ net income was $98 million compared to $263 million in 2005.

Risk Management
The Company’s risk management practices and key risk factors are outlined on pages 74 to 82 of the 2005 Annual Report. The risk factors affecting the Company remain substantially unchanged and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy
The Company’s capital management policy and related procedures are outlined on page 83 of the 2005 Annual Report.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics. Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

The Company’s principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at September 30, 2006 was 210 per cent, well in excess of OSFI’s minimum level of 120 per cent and a decrease of one per cent from the 211 per cent as at June 30, 2006. Upstreaming of funds to Manulife Financial Corporation was responsible for the reduction, offsetting the beneficial impacts of strong earnings and positive equity markets in the quarter.

Accounting Policies
The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 100 to 102 of the 2005 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described in pages 84 to 88 of the Annual Report.

There have not been any significant changes to the Company’s accounting policies in 2006.

Quarterly Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.175 per share on the common shares of the Company, payable on and after September 19, 2006 to shareholders of record at the close of business on August 16, 2006. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on and after September 19, 2006 to shareholders of record at the close of business on August 16, 2006. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after September 19, 2006 to shareholders of record at the close of business on August 16, 2006. A dividend of $0.28125 per share was also declared on the Non-cumulative Class A Shares Series 3 of the Company, payable on and after September 19, 2006 to shareholders of record at the close of business on August 16, 2006. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after September 30, 2006 to shareholders of record at the close of business on September 15, 2006.

Outstanding Shares
As at November 6, 2006, the Company had 1,545 million common shares outstanding and 14 million Class A Shares, Series 1. On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

The Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three and nine months ended September 30, 2006 and 2005 and the MD&A and audited consolidated financial statements contained in Manulife’s 2005 Annual Report. This MD & A is dated November 6, 2006.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Consolidated Statements of Operations

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions except per share amounts, unaudited)	2006	2005	2006	2005
Revenue
Premium income	$4,678	$4,920	$14,024	$13,774
Net investment income	2,512	2,461	7,325	7,199
Other revenue	1,042	950	3,108	2,874
Total revenue	$8,232	$8,331	$24,457	$23,847

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,389	$1,822	$4,465	$4,903
Maturity and surrender benefits	2,278	3,230	7,217	8,207
Annuity payments	781	845	2,419	2,564
Policyholder dividends and experience rating refunds	398	377	1,126	1,147
Net transfers to segregated funds	86	92	319	315
Change in actuarial liabilities	12	(891)	(1,001)	(2,119)
General expenses	808	818	2,477	2,549
Commissions	825	837	2,617	2,367
Interest expense	255	194	699	588
Premium taxes	65	60	200	191
Non-controlling interest in subsidiaries	4	6	16	15
Total policy benefits and expenses	$6,901	$7,390	$20,554	$20,727

Income before income taxes	$1,331	$941	$3,903	$3,120
Income taxes	(362)	(194)	(1,035)	(729)
Net income	$969	$747	$2,868	$2,391

Net (loss) income attributed to participating policyholders	$(6)	$1	$(23)	$5

Net income attributed to shareholders	$975	$746	$2,891	$2,386
Preferred share dividends	(7)	(4)	(22)	(9)
Net income available to common shareholders	$968	$742	$2,869	$2,377

Weighted average number of common shares
outstanding (in millions)	1,551	1,593	1,568	1,601
Weighted average number of diluted common shares
outstanding (in millions)	1,566	1,608	1,584	1,616

Basic earnings per common share	$0.62	$0.47	$1.83	$1.48

Diluted earnings per common share	$0.62	$0.46	$1.81	$1.47

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2006	2005	2005
Assets
Invested assets
Bonds	$100,804	$103,315	$103,033
Mortgages	27,485	28,008	28,113
Stocks	10,184	8,715	8,884
Real estate	5,294	5,279	4,602
Policy loans	6,076	6,120	6,025
Cash and short-term investments	7,710	9,055	6,748
Bank loans	1,978	1,806	1,729
Other investments	3,510	4,448	4,876
Total invested assets	$163,041	$166,746	$164,010
Other assets
Accrued investment income	$1,684	$1,639	$1,883
Outstanding premiums	648	735	751
Goodwill	7,247	7,501	7,488
Intangible assets	1,647	1,742	1,746
Miscellaneous	2,911	3,266	3,260
Total other assets	$14,137	$14,883	$15,128
Total assets	$177,178	$181,629	$179,138
Segregated funds net assets	$154,606	$140,361	$132,124

Liabilities and Equity
Policy liabilities	$126,597	$132,049	$131,962
Deferred realized net gains	4,248	4,295	4,150
Bank deposits	7,124	5,911	5,374
Consumer notes	2,763	2,900	2,912
Future income tax liability	2,188	1,337	1,088
Other liabilities	5,711	6,784	5,710
	$148,631	$153,276	$151,196
Long-term debt (note 6)	2,472	2,457	2,460
Liabilities for preferred shares and capital instruments	1,886	1,922	1,916
Non-controlling interest in subsidiaries	207	187	200
Equity
Participating policyholders' equity	134	157	165
Shareholders' equity
Preferred shares (note 7)	638	344	344
Common shares (note 7)	14,211	14,490	14,485
Contributed surplus	85	93	92
Retained earnings and currency translation account	8,914	8,703	8,280
Total equity	$23,982	$23,787	$23,366
Total liabilities and equity	$177,178	$181,629	$179,138
Segregated funds net liabilities	$154,606	$140,361	$132,124

The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro President and Chief Executive Officer	Arthur R. Sawchuk Chairman of the Board of Directors

Consolidated Statements of Equity

For the nine months ended September 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2006	2005
Preferred shares
Balance, January 1	$-	$344	$344	$-
Preferred shares issued (note 7)	-	300	300	350
Issuance costs, net of tax	-	(6)	(6)	(6)
Balance, September 30	$-	$638	$638	$344

Common shares
Balance, January 1	$-	$14,490	$14,490	$14,646
Issued on exercise of stock options and deferred share units	-	121	121	185
Purchase and cancellation (note 7)	-	(400)	(400)	(346)
Balance, September 30	$-	$14,211	$14,211	$14,485

Contributed surplus
Balance, January 1	$-	$93	$93	$102
Exercise of stock options	-	(25)	(25)	(34)
Stock option expense	-	17	17	24
Balance, September 30	$-	$85	$85	$92

Retained earnings
Balance, January 1	$157	$11,918	$12,075	$10,568
Net income (loss)	(23)	2,891	2,868	2,391
Preferred share dividends	-	(22)	(22)	(9)
Common share dividends	-	(824)	(824)	(689)
Purchase and cancellation of common shares (note 7)	-	(1,177)	(1,177)	(760)
Transfer of participating policyholders' retained earnings
from acquisition	-	-	-	10
Balance, September 30	$134	$12,786	$12,920	$11,511

Currency translation account
Balance, January 1	$-	$(3,215)	$(3,215)	$(2,215)
Change during the period	-	(657)	(657)	(851)
Balance, September 30	$-	$(3,872)	$(3,872)	$(3,066)

Total retained earnings and currency translation account	$134	$8,914	$9,048	$8,445

Total equity	$134	$23,848	$23,982	$23,366

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions, unaudited)	2006	2005	2006	2005
Operating activities
Net income	$969	$747	$2,868	$2,391
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock
Fixed institutional products	996	391	2,600	1,662
Amortization of net realized and unrealized gains on investments	(286)	(250)	(850)	(695)
Amortization of premium/discount and mark to market adjustments	44	9	322	276
Other amortization	53	53	174	169
Future income tax expense	267	77	767	476
Provisions on investments	17	39	33	117
Stock-based compensation expense	5	8	17	24
Non-controlling interest in subsidiaries	3	9	13	15
Net income adjusted for non-cash items	$2,068	$1,083	$5,944	$4,435
Changes in policy related and operating receivables and payables	(41)	639	(354)	458
Cash provided by operating activities	$2,027	$1,722	$5,590	$4,893
Investing activities
Purchases and mortgage advances	$(12,004)	$(12,452)	$(48,144)	$(39,362)
Disposals and repayments	11,336	12,171	45,843	37,837
Net cash increase (decrease) from sales and acquisitions of subsidiaries	28	-	(59)	-
Cash used in investing activities	$(640)	$(281)	$(2,360)	$(1,525)
Financing activities
Increase (decrease) in repurchase agreements and
securities sold but not yet purchased	$42	$(48)	$(418)	$(414)
Issue of long-term debt	1	-	354	2
Repayment of long-term debt	(1)	(11)	(263)	(305)
Net redemptions in John Hancock Fixed institutional products	(984)	(1,282)	(3,601)	(3,781)
Bank deposits, net	238	297	1,653	1,023
Capital from joint venture partner	-	-	7	-
Consumer notes (redeemed) issued, net	(10)	(49)	(12)	160
Preferred share dividends	(7)	(4)	(22)	(9)
Common share dividends	(271)	(239)	(824)	(689)
Funds borrowed (repaid), net	3	78	(64)	(348)
Purchase and cancellation of common shares	(389)	(345)	(1,577)	(1,106)
Common shares issued on exercise of options	14	48	96	151
Preferred shares issued, net	-	-	294	344
Cash used in financing activities	$(1,364)	$(1,555)	$(4,377)	$(4,972)
Cash and short-term investments
Increase (decrease) during the period	$23	$(114)	$(1,147)	$(1,604)
Currency impact on cash and short-term investments	(1)	(276)	(190)	(215)
Balance, beginning of period	7,235	6,752	8,594	8,181
Balance, September 30	$7,257	$6,362	$7,257	$6,362

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$7,776	$7,191	$9,055	$8,517
Net payments in transit, included in other liabilities	(541)	(439)	(461)	(336)
Net cash and short-term investments, beginning of period	$7,235	$6,752	$8,594	$8,181
End of period
Gross cash and short-term investments	$7,710	$6,748	$7,710	$6,748
Net payments in transit, included in other liabilities	(453)	(386)	(453)	(386)
Net cash and short-term investments, September 30	$7,257	$6,362	$7,257	$6,362

The accompanying notes to consolidated financial statements are an integral part of these statements.

Segregated Funds
Consolidated Statements of Net Assets

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2006	2005	2005
Investments, at market values
Cash and short-term investments	$3,120	$2,661	$2,384
Bonds	11,311	11,651	8,200
Stocks and mutual funds	137,879	123,060	119,709
Other investments	3,641	3,816	2,054
Accrued investment income	68	96	57
Other liabilities, net	(1,413)	(923)	(280)
Total segregated funds net assets	$154,606	$140,361	$132,124

Composition of segregated funds net assets:
Held by policyholders	$153,863	$139,695	$131,848
Held by the Company	447	361	276
Held by other contract holders	296	305	-
Total segregated funds net assets	$154,606	$140,361	$132,124

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions, unaudited)	2006	2005	2006	2005
Additions
Deposits from policyholders	$7,705	$8,224	$25,408	$22,942
Net realized and unrealized investment gains	3,986	4,587	5,738	5,486
Interest and dividends	960	941	2,647	2,227
Net transfers from general fund	86	92	319	315
Funds assumed on acquisition of a subsidiary	-	-	-	395
Total additions	$12,737	$13,844	$34,112	$31,365

Deductions
Payments to policyholders	$4,187	$3,913	$12,662	$10,901
Management and administrative fees	586	506	1,714	1,481
Currency revaluation	262	6,031	5,491	4,749
Total deductions	$5,035	$10,450	$19,867	$17,131

Net additions for the period	$7,702	$3,394	$14,245	$14,234
Segregated funds net assets, beginning of period	146,904	128,730	140,361	117,890
Segregated funds net assets, September 30	$154,606	$132,124	$154,606	$132,124

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1	Significant Accounting Policies

Manulife Financial Corporation (“MFC” and, together with its subsidiaries, the “Company”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian domiciled life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2005. None of the accounting requirements of OSFI is an exception to Canadian GAAP. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005 and the accompanying notes included on pages 100 to 145 of the Company’s 2005 Annual Report.

N O T E 2	Newly Issued Accounting Pronouncements Not Yet Adopted

a)  Stock-based compensation for retirement eligible employees
In July 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. EIC 162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC 162 requires that: i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date; and ii) compensation costs attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This Abstract is to be applied retroactively, with restatement of prior periods, and is effective for the year ending December 31, 2006. The Company is currently evaluating the impact of adopting this standard.

b)  Financial instruments
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments - Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises - Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and liabilities and freestanding and embedded derivatives in accordance with the new financial instruments section.

The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.

Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.

Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.

The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.

Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of the derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offsets are available, as discussed above, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.

Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains and losses on available-for-sale securities, net unrealized gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations and minimum pension liability adjustments.

The Company is currently evaluating the impact of adopting these standards.

c)  Accounting for leveraged leases
In September 2006, the Emerging Issues Committee of the CICA amended EIC 46, “Accounting for Leveraged Leases,” to incorporate new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that the changes to the projected timing of cash flows relating to income taxes generated by a leveraged lease be accounted for by recalculating the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change in the net investment balance. At the time of adoption, the change in the net investment balance will result in an adjustment to opening retained earnings. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007. The Company is currently evaluating the impact of adopting this standard.

N O T E 3	Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, goodwill was increased by $407.

N O T E 4	Restructuring Costs

Following the merger with JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. During the nine months ended September 30, 2006, the Company incurred restructuring costs of $43 (2005 - $177). Of this amount, $40 (2005 - $61) was applied to the restructuring accrual established in the purchase equation and $3 ($2 after tax) was recorded in general expenses (2005 - $116, $75 after tax). The balance of the restructuring accrual at September 30, 2006 was $28 (2005 - $91).

N O T E 5	Policy Liabilities

The net impact of changes in valuation methods and assumptions in the three months and nine months ended September 30, 2006 was a reduction in policy liabilities of nil and $31 respectively (2005 - reduction of nil and $24). These amounts were reported in the Corporate and Other segment.

Changes for 2006 primarily related to refinements to asset cash flow projections in U.S. businesses that resulted in reductions to policy liabilities, partially offset by the impact of a refinement to the measurement of investment return risk in Japan.

Changes for 2005 primarily related to measurement of investment return risk in Japan and the U.S. wealth management businesses, resulting in reductions in policy liabilities, partially offset by more conservative equity modeling and mortality assumptions in Japan as well as changes in timing of fee income for U.S. variable annuity guarantees.

N O T E 6	Long-term Debt

As at September 30	2006	2005
Senior debt
5.625% Notes payable U.S. dollar	$573	$606
4.67% Medium term notes (1)	350	-
Other notes payable	446	476
Subordinated notes
5.70% Canadian dollar (2)	-	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	553	578
Total long-term debt	$2,472	$2,460

(1) Issued on March 28, 2006. The notes bear interest at a fixed rate of 4.67%, payable semi-annually, mature March 28, 2013 and are redeemable in whole or in part by MFC at any time.
(2) Redeemed at par plus accrued and unpaid interest to the date of redemption on February 16, 2006.

N O T E 7	Share Capital

a) Preferred shares
On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

b) Common shares
On November 3, 2005, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2005. Under this bid, MFC may repurchase up to 100 million of its common shares, representing approximately 6.3% of common shares outstanding. MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the nine months ended September 30, 2006, MFC purchased and subsequently cancelled 43.5 million of its common shares pursuant to this normal course issuer bid at a cost of $1,577. As at September 30, 2006, 44.9 million common shares had been purchased pursuant to this bid at a total cost of $1,624.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

As at September 30, 2006, there were 36 million outstanding stock options and deferred share units (2005 - 41 million).

Number of Common Shares (in millions)	2006	2005
Balance, January 1	1,584	1,616
Issued on exercise of stock options and deferred share units	5	8
Normal course issuer bids - purchase for cancellation	(43)	(38)
Balance, September 30	1,546	1,586

N O T E 8	Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended September 30	2006	2005	2006	2005
Defined benefit plan expense	$10	$7	$8	$8
Defined contribution plan expense	14	14	-	-
Total	$24	$21	$8	$8

	Pension benefits		Other employee benefits
For the nine months ended September 30	2006	2005	2006	2005
Defined benefit plan expense	$26	$18	$23	$25
Defined contribution plan expense	42	43	-	-
Total	$68	$61	$23	$25

During the quarter, the John Hancock Pension Committee approved and executed the implementation of a single 401(k) pension investment platform in the United States. The Company’s own Retirement Pension Plan 401 (k) platform was the one selected. As a result of this transfer, the Company reported deposits from policyholders, in the Segregated Funds Consolidated Statement of Changes in Net Assets, of $622 for the three and nine months ended September 30, 2006.

N O T E 9	Contingencies

a) Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b) Proceeds
Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.

c) Accident reinsurance disputes
The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

N O T E 10	Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the first quarter of 2006, the Company’s U.S. Protection, U.S. Wealth and Guaranteed & Structured Financial Products businesses were reorganized to become the U.S. Insurance and U.S. Wealth Management reporting segments. Information for prior periods has been restated accordingly.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to reporting segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's reporting segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

By segment		U.S.		Asia and
For the three months ended	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
September 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,324	$-	$1,334	$727	$244	$-	$3,629
Annuities and pensions	-	895	138	16	-		1,049
Total premium income	$1,324	$895	$1,472	$743	$244	$-	$4,678
Net investment income	705	689	773	210	51	84	2,512
Other revenue	142	537	178	121	6	58	1,042
Total revenue	$2,171	$2,121	$2,423	$1,074	$301	$142	$8,232

Interest expense	$7	$40	$81	$12	$1	$114	$255

Income before income taxes	$253	$390	$291	$221	$115	$61	$1,331
Income taxes	(84)	(110)	(71)	(36)	(29)	(32)	(362)
Net income	$169	$280	$220	$185	$86	$29	$969

Segregated funds deposits	$290	$5,715	$921	$779	$-	$-	$7,705

Goodwill
Balance, beginning of period	$2,586	$1,963	$2,051	$489	$75	$91	$7,255
Change in foreign exchange rates	-	-	-	(8)	-	-	(8)
Balance, September 30, 2006	$2,586	$1,963	$2,051	$481	$75	$91	$7,247

As at September 30, 2006
Policy liabilities	$41,767	$37,938	$32,015	$12,931	$1,826	$120	$126,597
Total assets	$50,050	$47,392	$47,771	$16,675	$3,220	$12,070	$177,178
Segregated funds net assets held by
policyholders	$11,509	$99,669	$25,210	$15,166	$-	$2,309	$153,863

The results of the Company’s reporting segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By geographic location			Asia
For the three months ended September 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,449	$1,343	$727	$110	$3,629
Annuities and pensions	895	138	16	-	1,049
Total premium income	$2,344	$1,481	$743	$110	$4,678
Net investment income	1,441	845	211	15	2,512
Other revenue	724	191	124	3	1,042
Total revenue	$4,509	$2,517	$1,078	$128	$8,232

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the three months ended September 30, 2005	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,368	$-	$1,285	$749	$401	$-	$3,803
Annuities and pensions	-	997	100	20	-	-	1,117
Total premium income	$1,368	$997	$1,385	$769	$401	$-	$4,920
Net investment income	670	722	732	179	46	112	2,461
Other revenue	146	479	169	86	6	64	950
Total revenue	$2,184	$2,198	$2,286	$1,034	$453	$176	$8,331

Interest expense	$6	$44	$45	$11	$-	$88	$194

Income (loss) before income taxes	$215	$281	$315	$185	$(179)	$124	$941
Income taxes	(71)	(82)	(82)	31	28	(18)	(194)
Net income (loss)	$144	$199	$233	$216	$(151)	$106	$747

Segregated funds deposits	$312	$5,632	$1,153	$1,127	$-	$-	$8,224

Goodwill
Balance, beginning of period	$2,838	$2,155	$2,051	$545	$82	$115	$7,786
Change in foreign exchange rates	(145)	(110)	-	(37)	(4)	(2)	(298)
Balance, September 30, 2005	$2,693	$2,045	$2,051	$508	$78	$113	$7,488

As at September 30, 2005
Policy liabilities	$41,271	$44,018	$30,845	$13,199	$2,312	$317	$131,962
Total assets	$49,684	$55,047	$44,017	$16,765	$3,269	$10,356	$179,138
Segregated funds net assets held by
policyholders	$11,066	$85,422	$22,660	$10,754	$-	$1,946	$131,848

By geographic location			Asia
For the three months ended September 30, 2005	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,457	$1,294	$749	$303	$3,803
Annuities and pensions	997	100	20	-	1,117
Total premium income	$2,454	$1,394	$769	$303	$4,920
Net investment income	1,430	843	179	9	2,461
Other revenue	671	184	88	7	950
Total revenue	$4,555	$2,421	$1,036	$319	$8,331

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the nine months ended September 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,967	$-	$4,006	$2,098	$703	$-	$10,774
Annuities and pensions	-	2,797	403	50	-	-	3,250
Total premium income	$3,967	$2,797	$4,409	$2,148	$703	$-	$14,024
Net investment income	2,140	2,064	2,174	611	154	182	7,325
Other revenue	432	1,582	513	353	14	214	3,108
Total revenue	$6,539	$6,443	$7,096	$3,112	$871	$396	$24,457

Interest expense	$27	$119	$213	$36	$2	$302	$699

Income before income taxes	$682	$1,168	$892	$696	$310	$155	$3,903
Income taxes	(228)	(332)	(188)	(146)	(84)	(57)	(1,035)
Net income	$454	$836	$704	$550	$226	$98	$2,868

Segregated fund deposits	$915	$17,320	$3,365	$3,808	$-	$-	$25,408

Goodwill
Balance, beginning of period	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of a subsidiary	-	-	-	-	-	(20)	(20)
Change in foreign exchange rates	(118)	(90)	-	(18)	(3)	(5)	(234)
Balance, September 30, 2006	$2,586	$1,963	$2,051	$481	$75	$91	$7,247

By geographic location			Asia
For the nine months ended September 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,296	$4,037	$2,098	$343	$10,774
Annuities and pensions	2,797	403	50	-	3,250
Total premium income	$7,093	$4,440	$2,148	$343	$14,024
Net investment income	4,255	2,411	612	47	7,325
Other revenue	2,145	592	360	11	3,108
Total revenue	$13,493	$7,443	$3,120	$401	$24,457

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the nine months ended September 30, 2005	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,935	$-	$3,883	$2,153	$968	$-	$10,939
Annuities and pensions	-	2,361	421	53	-	-	2,835
Total premium income	$3,935	$2,361	$4,304	$2,206	$968	$-	$13,774
Net investment income	2,094	2,212	2,008	508	138	239	7,199
Other revenue	448	1,389	482	235	21	299	2,874
Total revenue	$6,477	$5,962	$6,794	$2,949	$1,127	$538	$23,847

Interest expense	$19	$131	$125	$33	$1	$279	$588

Income before income taxes	$653	$914	$788	$522	$(71)	$314	$3,120
Income taxes	(217)	(262)	(185)	(6)	(8)	(51)	(729)
Net income (loss)	$436	$652	$603	$516	$(79)	$263	$2,391

Segregated fund deposits	$969	$14,883	$3,388	$3,700	$-	$2	$22,942

Goodwill
Balance, beginning of period	$2,756	$1,934	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	163	(2)	3	-	407
Change in foreign exchange rates	(98)	(97)	-	(53)	(3)	-	(251)
Balance, September 30, 2005	$2,693	$2,045	$2,051	$508	$78	$113	$7,488

By geographic location			Asia
For the nine months ended September 30, 2005	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,197	$3,918	$2,153	$671	$10,939
Annuities and pensions	2,361	421	53	-	2,835
Total premium income	$6,558	$4,339	$2,206	$671	$13,774
Net investment income	4,369	2,293	508	29	7,199
Other revenue	1,974	546	332	22	2,874
Total revenue	$12,901	$7,178	$3,046	$722	$23,847

N O T E 11	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a) Condensed Consolidated Balance Sheets

As at	September 30, 2006		December 31, 2005		September 30, 2005
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Bonds	$106,883	$100,804	$108,966	$103,315	$108,439	$103,033
Mortgages	27,433	27,485	27,968	28,008	28,082	28,113
Stocks	15,597	10,184	13,114	8,715	12,614	8,884
Real estate	4,034	5,294	4,148	5,279	3,513	4,602
Policy loans	6,076	6,076	6,120	6,120	6,025	6,025
Cash and short-term investments	7,737	7,710	9,099	9,055	6,796	6,748
Bank loans	1,978	1,978	1,806	1,806	1,729	1,729
Other investments	3,479	3,510	4,279	4,448	4,784	4,876
Total invested assets	$173,217	$163,041	$175,500	$166,746	$171,982	$164,010
Other assets
Accrued investment income	$1,687	$1,684	$1,641	$1,639	$1,883	$1,883
Outstanding premiums	648	648	735	735	751	751
Deferred acquisition costs	11,101	-	10,187	-	9,418	-
Reinsurance deposits and amounts
recoverable	4,724	-	4,875	-	3,639	-
Goodwill	6,246	7,247	6,472	7,501	6,464	7,488
Intangible assets	1,647	1,647	1,742	1,742	1,746	1,746
Value of business acquired	3,992	-	4,283	-	4,348	-
Miscellaneous	4,431	2,911	5,339	3,266	5,269	3,260
Total other assets	$34,476	$14,137	$35,274	$14,883	$33,518	$15,128
	$207,693	$177,178	$210,774	$181,629	$205,500	$179,138
Segregated funds net assets (1)	145,939	-	133,662	-	126,531	-
Total assets	$353,632	$177,178	$344,436	$181,629	$332,031	$179,138
Segregated funds net assets (1)	$-	$154,606	$-	$140,361	$-	$132,124

(1)  U.S. GAAP terminology is separate accounts.

a) Condensed Consolidated Balance Sheets (continued)

As at	September 30, 2006		December 31, 2005		September 30, 2005
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$155,322	$126,597	$158,122	$132,049	$154,909	$131,962
Deferred realized net gains	-	4,248	-	4,295	-	4,150
Bank deposits	7,124	7,124	5,911	5,911	5,374	5,374
Consumer notes	2,763	2,763	2,900	2,900	2,912	2,912
Future income tax liability	2,494	2,188	2,392	1,337	2,218	1,088
Other liabilities	7,972	5,711	8,613	6,784	7,213	5,710
	$175,675	$148,631	$177,938	$153,276	$172,626	$151,196
Long-term debt	2,450	2,472	2,480	2,457	2,490	2,460
Liabilities for preferred shares and
capital instruments	1,886	1,886	1,922	1,922	1,916	1,916
Non-controlling interest in subsidiaries	235	207	217	187	228	200
Segregated funds net liabilities (1)	145,939	-	133,662	-	126,531	-
Common shares, preferred shares,
retained earnings, contributed surplus
and currency translation account	24,796	23,982	25,206	23,787	25,038	23,366
Accumulated effect of
comprehensive income on equity	2,651	-	3,011	-	3,202	-
Total liabilities and equity	$353,632	$177,178	$344,436	$181,629	$332,031	$179,138
Segregated funds net liabilities (1)	$-	$154,606	$-	$140,361	$-	$132,124

(1) U.S. GAAP terminology is separate accounts.

b) Condensed Consolidated Statements of Operations

For the nine months ended September 30		2006		2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$8,813	$14,024	$8,639	$13,774
Net investment income	7,209	7,325	8,220	7,199
Fee income and other revenue	4,348	3,108	3,925	2,874
Total revenue	$20,370	$24,457	$20,784	$23,847
Policy benefits and expenses
Policyholder benefits	$12,372	$14,545	$12,317	$15,017
Commissions and general expenses	2,995	5,094	2,996	4,916
Amortization of deferred acquisition
costs and value of business acquired	956	-	843	-
Other	917	915	796	794
Total policy benefits and expenses	$17,240	$20,554	$16,952	$20,727
Income before income taxes	$3,130	$3,903	$3,832	$3,120
Income taxes	(810)	(1,035)	(1,036)	(729)
Net income	$2,320	$2,868	$2,796	$2,391

Weighted average number of
common shares outstanding (in millions):
Basic	1,568	1,568	1,601	1,601
Diluted	1,584	1,584	1,616	1,616
Earnings per share:
Basic	$1.48	$1.83	$1.75	$1.48
Diluted	$1.46	$1.81	$1.73	$1.47

c) Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

		Net income		Equity
For the nine months ended September 30	2006	2005	2006	2005
Net income and equity determined in
accordance with Canadian GAAP	$2,868	$2,391	$23,982	$23,366
Bonds	(182)	558	4,256	4,403
Mortgages	18	26	150	107
Stocks	(106)	(45)	1,877	1,925
Real estate	(147)	(108)	(1,178)	(997)
Other investments	78	93	663	413
Actuarial liabilities and policy amounts on deposit	(2,024)	(1,291)	(15,771)	(12,655)
Value of business acquired	(154)	(231)	(1,035)	(773)
Deferred acquisition costs	1,508	1,499	12,304	10,116
Deferred revenue	202	114	(155)	(412)
Other reconciling items	10	5	(67)	(17)
Future income taxes (1)	249	(215)	(260)	(468)
Change in accounting policy, net of income taxes	-	-	30	30
Net income and equity determined in
accordance with U.S. GAAP	$2,320	$2,796	$24,796	$25,038
Effect of unrealized gains and losses on
available-for-sale bonds and stocks:
Bonds	(593)	(566)	2,622	3,558
Stocks	184	524	2,177	1,899
Actuarial liabilities	75	(38)	(1,482)	(1,469)
Deferred acquisition costs	(222)	60	(503)	(362)
Deferred revenue	(8)	(13)	(4)	10
Value of business acquired	5	66	48	13
Other	3	(27)	(188)	(77)
Future income taxes (1)	294	97	(462)	(889)
SFAS 133 adjustments	(99)	256	443	519
Foreign currency translation	(716)	(897)	-	-
Comprehensive income and equity determined
in accordance with U.S. GAAP	$1,243	$2,258	$27,447	$28,240

(1)  U.S. GAAP terminology is deferred income taxes.

d) Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized, and as a result, goodwill under U.S. GAAP was increased by $624.

e) Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. generally accepted accounting principles, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.

MFC guarantees medium-term notes sold by the Life Company to retail investors under its SignatureNotes program. MFC also guarantees John Hancock Variable Life Insurance Company’s (the “Variable Company”) obligations to pay amounts due under the market value adjustment feature (“MVAs”) of certain deferred annuity contracts issued by the Variable Company, which amounts may be payable in the event the contract holder elects an early termination of the fixed investment period of such deferred annuity contract. JHF also guaranteed certain MVAs issued by the Variable Company prior to June 29, 2005.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the Insurance Companies Act (Canada) (the “ICA”) on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least ten days prior to the date fixed for its payment.

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.

In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

Condensed Consolidating Balance Sheet

As at September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$295	$116	$62,310	$7,024	$103,472	$-	$173,217
Investments in unconsolidated
subsidiaries	29,267	12,490	3,719	155	-	(45,631)	-
Other assets	1,333	519	12,941	3,265	28,710	(12,292)	34,476
Separate account assets	-	-	12,208	8,491	125,240	-	145,939
Total assets	$30,895	$13,125	$91,178	$18,935	$257,422	$(57,923)	$353,632

Liabilities and equity
Policy liabilities and
consumer notes	$-	$-	$61,778	$7,018	$92,197	$(2,908)	$158,085
Other liabilities	2,754	71	4,766	1,066	16,669	(7,736)	17,590
Long-term debt	350	1,319	531	-	2,027	(1,777)	2,450
Liabilities for preferred
shares and capital
instruments	344	-	-	-	1,542	-	1,886
Non-controlling interest in
subsidiaries	-	-	-	-	251	(16)	235
Separate account liabilities	-	-	12,208	8,491	125,240	-	145,939
Shareholders' equity	27,447	11,735	11,895	2,360	19,496	(45,486)	27,447
Total liabilities and
shareholders' equity	$30,895	$13,125	$91,178	$18,935	$257,422	$(57,923)	$353,632

Condensed Consolidating Balance Sheet

As at September 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$10	$74	$67,371	$6,844	$97,683	$-	$171,982
Investments in unconsolidated
subsidiaries	30,819	14,927	4,163	157	-	(50,066)	-
Other assets	1,765	115	13,838	3,240	27,766	(13,206)	33,518
Separate account assets	-	-	12,178	8,593	105,760	-	126,531
Total assets	$32,594	$15,116	$97,550	$18,834	$231,209	$(63,272)	$332,031

Liabilities and equity
Policy liabilities and
consumer notes	$-	$-	$67,740	$6,774	$86,247	$(2,940)	$157,821
Other liabilities	4,010	68	4,731	929	14,195	(9,128)	14,805
Long-term debt	-	1,333	607	-	1,953	(1,403)	2,490
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,572	-	1,916
Non-controlling interest in
subsidiaries	-	-	-	-	222	6	228
Separate account liabilities	-	-	12,178	8,593	105,760	-	126,531
Shareholders' equity	28,240	13,715	12,294	2,538	21,260	(49,807)	28,240
Total liabilities and
shareholders' equity	$32,594	$15,116	$97,550	$18,834	$231,209	$(63,272)	$332,031

Condensed Consolidating Statement of Operations

For the nine months ended September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$2,082	$68	$6,668	$(5)	$8,813
Net investment income	2	21	2,619	280	4,351	(64)	7,209
Fee income and other revenue	41	3	255	378	3,905	(234)	4,348
Total revenue	$43	$24	$4,956	$726	$14,924	$(303)	$20,370

Policy benefits and expenses
Policyholder benefits	$-	$-	$3,712	$397	$8,272	$(9)	$12,372
Commissions and general expenses	17	16	283	162	2,764	(247)	2,995
Amortization of deferred acquisition
costs and value of business
acquired	-	-	171	28	757	-	956
Other	14	43	279	23	612	(54)	917
Total policy benefits and expenses	$31	$59	$4,445	$610	$12,405	$(310)	$17,240

Income (loss) before income taxes	$12	$(35)	$511	$116	$2,519	$7	$3,130
Income tax (expense) recovery	(9)	18	(150)	(35)	(631)	(3)	(810)
Income (loss) after income taxes	$3	$(17)	$361	$81	$1,888	4	$2,320
Equity in net income of unconsolidated
subsidiaries	2,317	587	158	4	-	(3,066)	-
Net income	$2,320	$570	$519	$85	$1,888	$(3,062)	$2,320

Condensed Consolidating Statement of Operations

For the nine months ended September 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,698	$70	$6,902	$(31)	$8,639
Net investment income	2	3	3,133	267	4,882	(67)	8,220
Fee income and other revenue	35	-	260	373	3,550	(293)	3,925
Total revenue	$37	$3	$5,091	$710	$15,334	$(391)	$20,784

Policy benefits and expenses
Policyholder benefits	$-	$-	$3,488	$367	$8,891	$(429)	$12,317
Commissions and general expenses	25	47	591	36	2,718	(421)	2,996
Amortization of deferred acquisition
costs and value of business acquired	-	-	130	23	690	-	843
Other	34	36	235	27	508	(44)	796
Total policy benefits and expenses	$59	$83	$4,444	$453	$12,807	$(894)	$16,952

Income (loss) before income taxes	$(22)	$(80)	$647	$257	$2,527	$503	$3,832
Income tax (expense) recovery	5	28	(210)	(84)	(592)	(183)	(1,036)
Income (loss) after income taxes	$(17)	$(52)	$437	$173	$1,935	$320	$2,796
Equity in net income of unconsolidated
subsidiaries	2,813	739	232	3	-	(3,787)	-
Net income	$2,796	$687	$669	$176	$1,935	$(3,467)	$2,796

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$2,320	$570	$519	$85	$1,888	$(3,062)	$2,320
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(2,317)	(587)	(158)	(4)	-	3,066	-
Increase in actuarial liabilities
and policy related items	-	-	1,140	341	3,183	-	4,664
Net realized investment gains
and other investment items	-	-	46	1	(788)	-	(741)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(5)	(154)	(1,195)	-	(1,354)
Amortization of premium/discount	-	-	365	30	(73)	-	322
Other amortization	-		3	2	155	-	160
Future income tax expense (recovery)	1	(18)	126	33	397	3	542
Stock-based compensation	-	-	1	-	16	-	17
Non-controlling interest in subsidiaries	-	-	-	-	16	-	16
Net income (loss) adjusted for non-cash items	$4	$(35)	$2,037	$334	$3,599	$7	$5,946
Change in other operating assets and
liabilities	35	(187)	(261)	60	(13)	(7)	(373)
Cash provided by
operating activities	$39	$(222)	$1,776	$394	$3,586	$-	$5,573

Investing activities
Purchase and mortgage advances	$-	$-	$(10,399)	$(1,684)	$(36,589)	$528	$(48,144)
Disposals and repayments	-	-	11,646	1,089	33,636	(528)	45,843
Subscription of preferred shares
issued by a subsidiary	(25)	-	-	-	-	25	-
Cash reduction on sale of business,
net of cash received	-	-	-	-	(59)	-	(59)
Dividends from unconsolidated subsidiary	4	178	-	-	-	(182)	-
Cash provided by (used in)
investing activities	$(21)	$178	$1,247	$(595)	$(3,012)	$(157)	$(2,360)

Condensed Consolidating Statement of Cash Flows (continued)

For the nine months ended September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in repurchase agreements and
securities sold but not yet purchased	$-	$-	$-	$-	$(418)	$-	$(418)
Issue of long-term debt	350	-	-	-	4	-	354
Dividends paid to parent	-	-	(178)	-	-	178	-
Repayment of long-term debt	-	33	-	-	(296)	-	(263)
Redemptions in John Hancock
Institutional Fixed products	-	-	(3,601)	-	-	-	(3,601)
Bank deposits, net	-	-	-	-	1,576	77	1,653
Consumer notes redeemed, net	-	-	(12)	-	-	-	(12)
Preferred share dividends	(22)	-	-	-	(4)	4	(22)
Common share dividends	(824)	-	-	-	-	-	(824)
Increase in notes payable to subsidiary	3,006	-	-	-	-	(3,006)	-
Increase in notes receivable from subsidiary	(1,057)	-	-	-	-	1,057	-
Increase in notes payable to parent	-	-	-	-	1,057	(1,057)	-
Increase in notes receivable from parent	-	-	-	-	(3,006)	3,006	-
Capital from joint venture partner	-	-	-	-	7		7
Notes receivable from affiliate	-	-	-	-	(208)	208	-
Notes payable to affiliate	-	-	-	-	208	(208)	-
Funds borrowed (repaid), net	-	-	-	-	(64)	-	(64)
Purchase and cancellation of common shares	(1,577)	-	-	-	-	-	(1,577)
Preferred shares issued by a subsidiary	-	-	-	-	25	(25)	-
Common shares issued on exercise of options	96	-	-	-	-	-	96
Preferred shares issued,net	294	-	-	-	-	-	294
Cash provided by (used in)
financing activities	$266	$33	$(3,791)	$-	$(1,119)	$234	$(4,377)
Cash and short-term investments
Increase (decrease) during the period	$284	$(11)	$(768)	$(201)	$(545)	$77	$(1,164)
Currency impact on cash and short-term
investments	-	(3)	(26)	(5)	(156)	-	(190)
Balance, January 1	12	129	1,645	228	6,701	(77)	8,638
Balance, September 30	$296	$115	$851	$22	$6,000	$-	$7,284

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$12	$129	$1,645	$228	$7,162	$(77)	$9,099
Net payments in transit, included in
other liabilities	-	-	-	-	(461)	-	(461)
Net cash and short-term investments,
January 1	$12	$129	$1,645	$228	$6,701	$(77)	$8,638

End of period
Gross cash and short-term investments	$296	$115	$851	$22	$6,453	$-	$7,737
Net payments in transit, included in
other liabilities	-	-	-	-	(453)	-	(453)
Net cash and short-term investments,
September 30, 2006	$296	$115	$851	$22	$6,000	$-	$7,284

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$2,796	$687	$669	$176	$1,935	$(3,467)	$2,796
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(2,813)	(739)	(232)	(3)	-	3,787	-
Increase in actuarial liabilities
and policy related items	-	-	1,303	484	2,265	(429)	3,623
Net realized investment (gains) losses
and other investment items	-	-	(329)	(19)	(899)	61	(1,186)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(57)	(129)	(1,080)	-	(1,266)
Amortization of premium/discount	-	-	375	46	45	-	466
Other amortization	-	-	28	-	85	-	113
Future income tax expense (recovery)	(5)	(29)	223	89	325	184	787
Stock-based compensation	-	-	5	-	19	-	24
Non-controlling interest in subsidiaries	-	-	6	-	9	-	15
Net income (loss) adjusted for non-cash items	$(22)	$(81)	$1,991	$644	$2,704	$136	$5,372
Change in other operating assets and
liabilities	34	(8)	(34)	(185)	(142)	(136)	(471)
Cash (used in) provided by
operating activities	$12	$(89)	$1,957	$459	$2,562	$-	$4,901

Investing activities
Purchase and mortgage advances	$-	$-	$(9,374)	$(1,891)	$(28,097)	$-	$(39,362)
Disposals and repayments	-	21	11,532	1,494	24,790	-	37,837
Cash paid on acquisition of business	-	-	-	-	-	-	-
Capital contribution to unconsolidated
subsidiaries	-	(387)	-	-	-	387	-
Cash received on sale of business	-	-	-	-	-	-	-
Subscription of affiliate subordinated debt	(7)	(156)	-	-	163	-	-
Dividends from unconsolidated subsidiary	4	570	-	-	-	(574)	-
Redemption of preferred shares issued by a subsidiary	1,100	-	-	-	-	(1,100)	-
Cash (used in) provided by
investing activities	$1,097	$48	$2,158	$(397)	$(3,144)	$(1,287)	$(1,525)

Condensed Consolidating Statement of Cash Flows (continued)

For the nine months ended September 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in repurchase agreements and
securities sold but not yet purchased	$-	$-	$-	$-	$(414)	$-	$(414)
Dividends paid to parent	-	-	(570)	-	(4)	574	-
Capital contributions received from parent	-	-	387	-	-	(387)	-
Issue of long-term debt, net of repayments	-	-	-	-	(303)	-	(303)
Redemptions in John Hancock
Institutional Fixed products	-	-	(3,781)	-	-	-	(3,781)
Bank deposits, net	-	-	-	-	1,023	-	1,023
Consumer notes issued, net	-	-	160	-	-	-	160
Preferred share dividends	(9)	-	-	-	-	-	(9)
Common share dividends	(689)	-	-	-	-	-	(689)
Increase in notes payable to subsidiary	2,221	-	-	-	-	(2,221)	-
Increase in notes receivable from subsidiary	(2,011)	-	-	-	-	2,011	-
Increase in notes payable to parent	-	-	-	-	2,011	(2,011)	-
Increase in notes receivable from parent	-	-	-	-	(2,221)	2,221	-
Increase in notes receivable from affiliates	-	-	-	-	(387)	387	-
Increase in notes payable to affiliates	-	387	-	-	-	(387)	-
Borrowed funds (repaid), net	-	(281)	-	-	(67)	-	(348)
Purchase and cancellation of common shares	(1,106)	-	-	-	-	-	(1,106)
Preferred shares issued by a subsidiary	-	-	-	-	(1,100)	1,100	-
Common shares issued on exercise of options	151	-	-	-	-	-	151
Preferred shares issued	344	-	-	-	-	-	344
Cash provided by (used in)
financing activities	$(1,099)	$106	$(3,804)	$-	$(1,462)	$1,287	$(4,972)

Cash and short-term investments
Increase (decrease) during the period	10	65	311	62	(2,044)	-	(1,596)
Currency impact on cash and short-term
investments	-	-	(37)	(4)	(177)	-	(218)
Balance, January 1	-	9	977	104	7,133	-	8,223
Balance, September 30	$10	$74	$1,251	$162	$4,912	$-	$6,409

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$-	$9	$977	$104	$7,469	$-	$8,559
Net payments in transit, included in
other liabilities	-	-	-	-	(336)	-	(336)
Net cash and short-term investments,
January 1	$-	$9	$977	$104	$7,133	$-	$8,223

End of period
Gross cash and short-term investments	$10	$74	$1,251	$162	$5,299	$-	$6,796
Net payments in transit, included in
other liabilities	-	-	-	-	(387)	-	(387)
Net cash and short-term investments,
September 30, 2005	$10	$74	$1,251	$162	$4,912	$-	$6,409

f) Newly Issued USGAAP Accounting Pronouncements

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158. SFAS 158 requires the funded status of a defined benefit pension or other post retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to other comprehensive income. The funded status is measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation. SFAS 158 does not require restatement of prior periods and is effective for the year ended December 31, 2006.

Accounting for leveraged leases
In July 2006, the FASB issued FASB Staff Position 13-2. This guidance requires that the changes to the projected timing of cash flows relating to income taxes generated by a leveraged lease be accounted for by recalculating the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change in the net investment balance. At the time of adoption, the change in the net investment balance will result in an adjustment to opening retained earnings. The pronouncement is effective for the Company’s fiscal years beginning January 1, 2007. The Company is currently evaluating the impact of adopting this standard.

Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,“ (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is effective for the Company for the period beginning January 1, 2007 and upon adoption, the cumulative effect of the change will be recorded in retained earnings. The Company is currently evaluating the impact of adopting this standard.

Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives. This fair value option requires changes in fair value of the financial instrument be recorded in income. SFAS 155 is effective for all instruments acquired, issued or subject to a remeasurement event occurring on or after January 1, 2007. The Company is currently evaluating the impact of adopting this standard.

N O T E 12	Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Statistical Summary

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2006			2005
	Q3	Q2	Q1	Q4	Q3
Net income	$969	$949	$950	$900	$747
Less: net income (loss) attributed to participating policyholders	(6)	(11)	(6)	(8)	1
Net income attributed to shareholders	$975	$960	$956	$908	$746
Preferred share dividends	(7)	(8)	(7)	(5)	(4)
Net income available to common shareholders	$968	$952	$949	$903	$742

Premiums and deposits:
Life and health insurance premiums	$3,629	$3,593	$3,552	$3,748	$3,803
Annuity and pension premiums	1,049	1,078	1,123	1,065	1,117
Segregated fund deposits	7,705	7,997	9,706	8,844	8,224
Mutual fund deposits	2,177	2,409	2,621	1,603	1,856
ASO premium equivalents	533	570	575	562	512
Other fund deposits	208	230	365	362	258
Total premiums and deposits	$15,301	$15,877	$17,942	$16,184	$15,770

Funds under management:
General fund	$163,041	$162,274	$167,085	$166,746	$164,010
Segregated funds	153,863	146,200	151,204	139,695	131,848
Mutual funds	36,994	35,043	36,736	34,564	33,829
Other funds	26,830	26,186	30,438	30,782	29,754
Total funds under management	$380,728	$369,703	$385,463	$371,787	$359,441

Capitalization:
Long-term debt	$2,472	$2,487	$2,553	$2,457	$2,460
Liabilities for preferred shares and capital instruments	1,886	1,897	1,911	1,922	1,916
Non-controlling interest in subsidiaries	207	204	203	187	200
Equity
Participating policyholders' equity	134	140	151	157	165
Shareholders' equity
Preferred shares	638	638	638	344	344
Common shares	14,211	14,294	14,503	14,490	14,485
Contributed surplus	85	83	82	93	92
Retained earnings and currency translation account	8,914	8,557	9,240	8,703	8,280
Total capital	$28,547	$28,300	$29,281	$28,353	$27,942

Selected key performance measures:
Basic earnings per common share	$0.62	$0.61	$0.60	$0.57	$0.47
Diluted earnings per common share	$0.62	$0.60	$0.59	$0.56	$0.46
Return on common shareholders' equity (annualized)	16.6%	16.3%	16.3%	15.5%	12.7%
Book value per common share	$15.01	$14.74	$15.08	$14.70	$14.41
Market value to book value ratio	2.40	2.40	2.43	2.32	2.15
Market capitalization ($ billions)	55.7	55.0	57.9	54.1	49.2
Common shares outstanding (in millions)
End of period	1,546	1,556	1,580	1,584	1,586
Weighted average - basic	1,551	1,570	1,584	1,584	1,593
Weighted average - diluted	1,566	1,586	1,601	1,600	1,608

Shareholder Information

Manulife Financial Corporation
Corporate Headquarters 200 Bloor Street East Toronto, ON Canada M4W 1E5 Tel: (416) 926 - 3000 Web site: www.manulife.com	Transfer Agent in the United States Mellon Investor Services P.O. Box 3420 South Hackensack, NJ 07606-3420 U.S.A. Tel: 1-800-249-7702 e-mail : shrrelations@mellon.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

Transfer Agent in Hong Kong Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre 183 Queen's Road East Wanchai, Hong Kong Tel: 852-2862-8628

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address , changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2685

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically
Auditors Ernst & Young LLP Chartered Accountants Toronto, Canada

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com
www.manulife.com
CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.
The following Manulife Financial documents are available online at www.manulife.com

   Annual Report and Proxy Circular
   Notice of Annual Meeting
  Shareholders Reports
  Public Accountability Statement
  Corporate Governance material

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2006, Manulife Financial had total capital of Cdn $28.5 billion, including Cdn $23.2 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AAA	(1st of 21 categories)

Common Stock Trading Data
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at November 6, 2006, there were 1,545 million common shares outstanding.

July 1 - September 30, 2006	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 37.30	$ 33.27	$257	P 1670
Low	$ 34.39	$ 29.95	$246	P 1500
Close	$ 36.00	$ 32.26	$253	P 1610
Average Daily Volume (000)	2,402	608	121	1

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•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.
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